Exhibit 3.3

AMENDMENT NO. 1
TO THE AMENDED AND RESTATED BYLAWS
OF
ALIMERA SCIENCES, INC., A DELAWARE CORPORATION

The Amended and Restated Bylaws of Alimera Sciences, Inc. (the “Bylaws”) shall be amended by adding new second and third sentences to Section 2.5, so that Section 2.5 shall read in full as follows:

“Section 2.5     Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the voting power of the outstanding shares of the Corporation entitled to vote generally in the election of directors, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting separately as a class or series, the holders of a majority of the voting power of the shares of such class or series shall constitute a quorum for the transaction of such business for the purposes of taking action on such business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, until a quorum shall be present or represented. At an adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. No notice of the time and place of adjourned meetings need be given provided such adjournment is for less than thirty (30) days and further provided that no new record date is fixed for the adjourned meeting and provided further that the time or place of the adjourned meeting is announced at the meeting at which the adjournment is taken.”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS, the effective date of this Amendment No. 1 to the Bylaws of Alimera Sciences, Inc. shall be September 16, 2019.

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